                                                               File No. 333-____
                                                               File No. 811-____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
          Pre-Effective Amendment No.                                        [_]
                                       ----------
          Post-Effective Amendment No.                                       [_]
                                       ----------

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [X]
          Amendment No.                                                      [_]
                        ---------

                        (Check appropriate box or boxes)

                           VARIABLE ANNUITY ACCOUNT XI
                           (Exact Name of Registrant)

                     Security Benefit Life Insurance Company
                               (Name of Depositor)

                 700 Harrison Street, Topeka, Kansas 66636-0001
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, Including Area Code:
                                 (785) 431-3000

Name of Agent for Service for Process:                   Copies to:
Amy J. Lee, Associate General Counsel                    Jeffrey S. Puretz, Esq.
Security Benefit Life Insurance Company                  Dechert, Price & Rhoads
700 Harrison Street                                      1500 K Street, N.W.
Topeka, KS 66636-0001                                    Washington, DC 20005

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Title of securities being registered: Interests in a separate account under group unallocated flexible premium deferred variable annuity contract.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JULY 30, 1999

                     SCARBOROUGH ADVANTAGE VARIABLE ANNUITY

                         GROUP FLEXIBLE PURCHASE PAYMENT
                       DEFERRED VARIABLE ANNUITY CONTRACT

            ISSUED BY:                               MAILING ADDRESS:
     SECURITY BENEFIT                            SECURITY BENEFIT
     LIFE INSURANCE COMPANY                      LIFE INSURANCE COMPANY
     700 SW HARRISON STREET                      P.O. BOX 750497
     TOPEKA, KANSAS 66636-0001                   TOPEKA, KANSAS 66675-0497
     1-800-888-2461
--------------------------------------------------------------------------------

   This Prospectus describes the Scarborough Advantage Variable Annuity--a flexible purchase payment deferred variable annuity contract (the "Contract") offered by Security Benefit Life Insurance Company ("Security Benefit"). The Contract is a group contract available for those persons eligible to participate in the International Brotherhood of Electrical Workers ("IBEW") Local Unions Savings and Retirement Plan and Trust. The Contract is designed to give you flexibility in planning for retirement and other financial goals.

   You may allocate your purchase payments to one or more of the Subaccounts that comprise a separate account of Security Benefit called the Variable Annuity Account XI, or to the Fixed Account. The Subaccounts currently available under the Contract are:

*  T. Rowe Price Mid-Cap Growth
*  T. Rowe Price Equity Income
*  Bankers Trust International
*  Goldman Sachs Core Small Cap Equity
*  Goldman Sachs Capital Growth

   Amounts allocated to the Fixed Account will accrue interest at rates that are paid by Security Benefit as described in "The Fixed Account," page 15. Contract Value in the Fixed Account is guaranteed by Security Benefit.

   Amounts that you allocate to the Subaccounts under the Contract will vary based on investment performance of the Subaccounts. No minimum amount of Contract Value is guaranteed.

   When you are ready to receive annuity payments, the Contract provides several options for annuity payments. See "Annuity Options," page 15.

   This Prospectus concisely sets forth information about the Contract and the Separate Account that you should know before purchasing the Contract. The "Statement of Additional Information," dated July 30, 1999, which has been filed with the Securities and Exchange Commission contains certain additional information. The Statement of Additional Information, as it may be supplemented from time to time, is incorporated by reference into this Prospectus and is available at no charge, by writing Security Benefit at 700 Harrison Street, Topeka, Kansas 66636 or by calling 1-800-888-2461. The table of contents of the Statement of Additional Information is set forth on page 22 of this Prospectus.

   The SEC maintains a web site (http://www.sec.gov) that contains the Statement
of  Additional  Information,   material  incorporated  by  reference  and  other
information regarding companies that file electronically with the SEC.

--------------------------------------------------------------------------------
THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS ACCOMPANIED BY THE CURRENT PROSPECTUS FOR THE UNDERLYING FUNDS. YOU SHOULD READ THE PROSPECTUSES CAREFULLY AND RETAIN THEM FOR FUTURE REFERENCE.

THE CONTRACT IS NOT A DEPOSIT OF A BANK AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. THE VALUE OF YOUR CONTRACT WILL GO UP AND DOWN AND YOU COULD LOSE MONEY.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.

DATE:  JULY 30, 1999
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

                                                                            Page

DEFINITIONS................................................................   4
SUMMARY....................................................................   4
   PURPOSE OF THE CONTRACT.................................................   4
   THE SEPARATE ACCOUNT AND THE FUNDS......................................   5
   FIXED ACCOUNT...........................................................   5
   PURCHASE PAYMENTS.......................................................   5
   CONTRACT BENEFITS.......................................................   5
   CHARGES AND DEDUCTIONS..................................................   5
     Mortality and Expense Risk Charge.....................................   5
     Administration Charge.................................................   5
     Premium Tax Charge....................................................   5
     Other Expenses........................................................   5
   CONTACTING SECURITY BENEFIT.............................................   5
EXPENSE TABLE..............................................................   6
   CONTRACTUAL EXPENSES....................................................   6
   ANNUAL SEPARATE ACCOUNT EXPENSES........................................   6
   ANNUAL FUND EXPENSES....................................................   6
   EXAMPLE.................................................................   6
INFORMATION ABOUT SECURITY BENEFIT, THE SEPARATE ACCOUNT, AND THE FUNDS....   7
   SECURITY BENEFIT LIFE INSURANCE COMPANY.................................   7
   YEAR 2000 COMPLIANCE....................................................   7
   PUBLISHED RATINGS.......................................................   7
   SEPARATE ACCOUNT........................................................   8
   THE FUNDS...............................................................   8
     T. Rowe Price Mid-Cap Growth Portfolio................................   8
     T. Rowe Price Equity Income Series (Series O).........................   8
     Bankers Trust International Series (Series I).........................   8
     Goldman Sachs Core Small Cap Equity Fund..............................   8
     Goldman Sachs Capital Growth Fund.....................................   9
     The Investment Advisers...............................................   9
THE CONTRACT...............................................................   9
   GENERAL.................................................................   9
   APPLICATION TO INVEST IN THE CONTRACT...................................   9
   PURCHASE PAYMENTS.......................................................   9
   ALLOCATION OF PURCHASE PAYMENTS.........................................   9
   DOLLAR COST AVERAGING OPTION............................................  10
   ASSET REALLOCATION OPTION...............................................  10
   TRANSFERS OF CONTRACT VALUE.............................................  11
   CONTRACT VALUE..........................................................  11
   DETERMINATION OF CONTRACT VALUE.........................................  11
   FULL AND PARTIAL WITHDRAWALS............................................  12
   SYSTEMATIC WITHDRAWALS..................................................  12
   DEATH BENEFIT...........................................................  12
   DISTRIBUTION REQUIREMENTS...............................................  13
CHARGES AND DEDUCTIONS.....................................................  13
   MORTALITY AND EXPENSE RISK CHARGE.......................................  13
   ADMINISTRATION CHARGE...................................................  13
   PREMIUM TAX CHARGE......................................................  14
   OTHER CHARGES...........................................................  14
   VARIATIONS IN CHARGES...................................................  14
   GUARANTEE OF CERTAIN CHARGES............................................  14
   FUND EXPENSES...........................................................  14
ANNUITY PERIOD.............................................................  14
   GENERAL.................................................................  14
   ANNUITY OPTIONS.........................................................  15
     Option 1--Life Income.................................................  15
     Option 2--Life Income with Guaranteed Payment of 5, 10, 15 or 20 Years  15
     Option 3--Life with Installment Refund Option.........................  15
     Option 4--Joint and Last Survivor.....................................  15
     Option 5--Joint and Contingent Survivor Option........................  15
THE FIXED ACCOUNT..........................................................  15
   INTEREST................................................................  15
   DEATH BENEFIT...........................................................  16
   CONTRACT CHARGES........................................................  16
   TRANSFERS AND WITHDRAWALS FROM THE FIXED ACCOUNT........................  16
   PAYMENTS FROM THE FIXED ACCOUNT.........................................  16
MORE ABOUT THE CONTRACT....................................................  16
   HOLDER..................................................................  16
   DESIGNATION AND CHANGE OF BENEFICIARY...................................  16
   DIVIDENDS...............................................................  16
   PAYMENTS FROM THE SEPARATE ACCOUNT......................................  17
   PROOF OF AGE AND SURVIVAL...............................................  17
   MISSTATEMENTS...........................................................  17
FEDERAL TAX MATTERS........................................................  17
   INTRODUCTION............................................................  17
   TAX STATUS OF SECURITY BENEFIT AND THE SEPARATE ACCOUNT.................  17
     General...............................................................  17
     Charge for Security Benefit Taxes.....................................  17
     Diversification Standards.............................................  17
   INCOME TAXATION OF ANNUITIES IN GENERAL--NON-QUALIFIED PLANS............  18
     Surrenders or Withdrawals Prior to the Annuity Start Date.............  18
     Surrenders or Withdrawals on or after Annuity Start Date..............  18
     Penalty Tax on Certain Surrenders and Withdrawals.....................  19
   ADDITIONAL CONSIDERATIONS...............................................  19
     Distribution-at-Death Rules...........................................  19
     Gift of Annuity Contracts.............................................  19
     Contracts Owned by Non-Natural Persons................................  19
     Multiple Contract Rule................................................  19
     Possible Tax Changes..................................................  20
     Transfers, Assignments or Exchanges of a Contract.....................  20
OTHER INFORMATION..........................................................  20
   VOTING OF FUND SHARES...................................................  20
   SUBSTITUTION OF INVESTMENTS.............................................  20
   CHANGES TO COMPLY WITH LAW AND AMENDMENTS...............................  21
   REPORTS TO PARTICIPANTS.................................................  21
   TELEPHONE TRANSFER PRIVILEGES...........................................  21
   LEGAL PROCEEDINGS.......................................................  21
   LEGAL MATTERS...........................................................  21
PERFORMANCE INFORMATION....................................................  21
ADDITIONAL INFORMATION.....................................................  22
   REGISTRATION STATEMENT..................................................  22
   FINANCIAL STATEMENTS....................................................  22
STATEMENT OF ADDITIONAL INFORMATION........................................  22

--------------------------------------------------------------------------------
YOU MAY NOT BE ABLE TO PURCHASE THE CONTRACT IN YOUR STATE. YOU SHOULD NOT CONSIDER THIS PROSPECTUS TO BE AN OFFERING IF THE CONTRACT MAY NOT BE LAWFULLY OFFERED IN YOUR STATE. YOU SHOULD ONLY RELY UPON INFORMATION CONTAINED IN THIS PROSPECTUS OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.
--------------------------------------------------------------------------------

DEFINITIONS

   Various terms commonly used in this Prospectus are defined as follows:

   ACCUMULATION UNIT -- A unit of measure used to calculate Contract Value.

   ANNUITANT -- The person that you designate to receive annuity payments. If you designate Joint Annuitants, "Annuitant" means both Annuitants unless otherwise stated.

   ANNUITY -- A series of periodic income payments made by Security Benefit to an Annuitant, Joint Annuitant, or Beneficiary during the period specified in the Annuity Option.

   ANNUITY OPTIONS -- Options under the Contract that prescribe the provisions under which a series of annuity payments are made.

   ANNUITY START DATE -- The date when annuity payments are to begin.

   AUTOMATIC INVESTMENT PROGRAM -- A program pursuant to which purchase payments are automatically paid from your bank account on a specified day of each month or a payroll deduction arrangement.

   CONTRACT DATE -- The date of your first contribution to the Contract. Annual Contract anniversaries are measured from the Contract Date. It is usually the date that your initial purchase payment is credited to the Contract.

   CONTRACTHOLDER OR HOLDER -- The IBEW Local Unions Savings and Retirement Plan and Trust holds the Contract for the benefit of Participants.

   CONTRACT VALUE -- The total value of your account which includes amounts allocated to the Subaccounts and the Fixed Account.

   CONTRACT YEAR -- Each twelve-month period measured from the Contract Date.

   DESIGNATED BENEFICIARY -- The person designated by you as having the right to the death benefit, if any, payable upon your death.

   FIXED ACCOUNT -- A separate account of Security Benefit to which you may allocate all or a portion of your Contract Value to be held for accumulation at fixed rates of interest declared periodically by Security Benefit.

   FUNDS -- T. Rowe Price Equity Series, Inc., SBL Fund and Goldman Sachs Variable Insurance Trust. The Funds (each a "Fund") are diversified, open-end management investment companies commonly referred to as a mutual funds. Each Fund issues its shares in multiple Series.

   GENERAL ACCOUNT -- All assets of Security Benefit other than those allocated to the Separate Account, the Fixed Account, or to any other separate account of Security Benefit.

   HOME OFFICE -- The Annuity Administration Department of Security Benefit, P.O. Box 750497, Topeka, Kansas 66675-0497.

   PARTICIPANT -- A Participant as defined in the Trust Agreement.

   PURCHASE PAYMENT -- An amount paid to Security Benefit as consideration for the Contract.

   SEPARATE ACCOUNT -- The Variable Annuity Account XI. A separate account of Security Benefit that consists of accounts, referred to as Subaccounts, each of which invests in a corresponding Series of the Funds.

   SERIES -- T. Rowe Price Mid-Cap Growth Portfolio (a Series of the T. Rowe Price Equity Series, Inc.); Equity Income Series and International Series (each a Series of SBL Fund); and Goldman Sachs Core Small Cap Equity Series and Goldman Sachs Capital Growth Series (each a Series of the Goldman Sachs Variable Insurance Trust). The Series (each a "Series") are separate portfolios of their respective Funds. Each Series operates as a separate investment fund.

   SUBACCOUNT -- A division of the Separate Account of Security Benefit which invests in a corresponding Series of the Funds. Currently, five Subaccounts are available under the Contract.

   TRUST -- The IBEW Local Unions Savings and Retirement Plan and Trust.

   TRUST AGREEMENT -- The Trust Agreement creating the Trust.

   VALUATION DATE -- Each date on which the Separate Account is valued, which currently includes each day that the New York Stock Exchange is open for trading. The New York Stock Exchange is closed on weekends and on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

   VALUATION PERIOD -- A period used in measuring the investment experience of each Subaccount. The Valuation Period begins at the close of one Valuation Date and ends at the close of the next succeeding Valuation Date.

   WITHDRAWAL VALUE -- The amount you will receive upon full withdrawal of your Contract Value. It is equal to Contract Value less any uncollected premium taxes.

SUMMARY

   This summary provides a brief overview of the more significant aspects of the Contract. Further detail is provided in this Prospectus, the Statement of
Additional Information, and the Contract. Unless the context indicates otherwise, the discussion in this summary and the remainder of the Prospectus relates to the portion of the Contract involving the Separate Account. The Fixed Account is briefly described under "The Fixed Account," page 15 and in the Contract.

PURPOSE OF THE CONTRACT -- The flexible purchase payment deferred variable annuity contract ("Contract") described in this Prospectus is designed to give you flexibility in planning for retirement and other financial goals.

   You may purchase the Contract pursuant to the terms of the Trust Agreement if you are eligible to be a Participant under its terms.

THE SEPARATE ACCOUNT AND THE FUNDS -- The Separate Account is currently divided into five accounts referred to as Subaccounts. See "Separate Account," page 8. Each Subaccount invests exclusively in shares of a corresponding Series of the Funds. See "the Funds," page 8. The Series, each of which has a different investment objective or objectives, are set forth under their respective Fund below:

T. ROWE PRICE EQUITY SERIES, INC.
*  T. Rowe Price Mid-Cap Growth Portfolio

SBL FUND
*  T. Rowe Price Equity Income Series (Series O)
*  Bankers Trust International Series (Series I)

GOLDMAN SACHS VARIABLE INSURANCE TRUST
*  Goldman Sachs Core Small Cap Equity Fund
*  Goldman Sachs Capital Growth Fund

   You may allocate all or part of your purchase payments to the Subaccounts. Amounts that you allocate to the Subaccounts will increase or decrease in dollar value depending on the investment performance of the Series of the Fund in which such Subaccount invests. You bear the investment risk for amounts allocated to a Subaccount.

FIXED ACCOUNT -- You may allocate all or part of your purchase payments to the Fixed Account, which is a separate account of Security Benefit. Amounts that you allocate to the Fixed Account earn interest at rates determined at the discretion of Security Benefit. See "The Fixed Account," page 15.

PURCHASE PAYMENTS -- The minimum initial purchase payment is $2,000. Thereafter, you may choose the amount and frequency of purchase payments, except that the minimum subsequent purchase payment is $100. There is no minimum for subsequent purchase payments made pursuant to an Automatic Investment Program. See "Purchase Payments," page 9.

CONTRACT BENEFITS -- You may transfer your Contract Value among the Subaccounts and to and from the Fixed Account.

   At any time before the Annuity Start Date, you may surrender your Contract Value for its Withdrawal Value, and may make partial withdrawals, including systematic withdrawals, from Contract Value. See "Full and Partial Withdrawals," page 12 and "Federal Tax Matters," page 17 for more information about withdrawals, including the 10 percent penalty tax that may be imposed upon full and partial withdrawals (including systematic withdrawals) made prior to attaining age 59 1/2.

   The Contract provides for a death benefit upon your death prior to the Annuity Start Date. See "Death Benefit," page 12 for more information. The Contract provides for several Annuity Options on a fixed basis. Security Benefit guarantees annuity payments under the fixed Annuity Options. See "Annuity Period," page 14.

CHARGES AND DEDUCTIONS -- Security Benefit does not deduct sales load from purchase payments before allocating them to Contract Value. Certain charges will be deducted in connection with the Contract as described below.

   MORTALITY AND EXPENSE RISK CHARGE. Security Benefit deducts a daily charge from the assets of each Subaccount for mortality and expense risks equal to an annual rate as set forth below.

          ------------------------------------------------------------
                                                        MORTALITY AND
                          SUBACCOUNT                  EXPENSE RISK FEE
          ------------------------------------------------------------
          T. Rowe Price Mid-Cap Growth..............       1.29%
          T. Rowe Price Equity Income...............       0.94%
          Bankers Trust International...............       0.94%
          Goldman Sachs Core Small Cap Equity.......       1.29%
          Goldman Sachs Capital Growth..............       1.29%
          ------------------------------------------------------------

See "Mortality and Expense Risk Charge," page 13.

   ADMINISTRATION CHARGE. Security Benefit deducts a daily administration charge equal to an annual rate of up to 0.10% of each Subaccount's average daily net assets. Security Benefit is currently charging an annual rate of 0.07%. See "Administration Charge," page 13.

   PREMIUM TAX CHARGE. Security Benefit assesses a premium tax charge to reimburse itself for any premium taxes that it incurs with respect to this Contract. This charge will usually be deducted when you begin receiving annuity payments or upon full withdrawal if a premium tax was incurred by Security
Benefit and is not refundable. Partial withdrawals, including systematic withdrawals, may be subject to a premium tax charge if a premium tax is incurred on the withdrawal by Security Benefit and is not refundable. Security Benefit reserves the right to deduct such taxes when due or anytime thereafter. Premium tax rates currently range from 0 percent to 3.5 percent. See "Premium Tax Charge," page 14.

   OTHER EXPENSES. Security Benefit pays the operating expenses of the Separate Account. Investment advisory fees and operating expenses of the Funds are paid by each Fund and are reflected in the net asset value of the Fund shares. For a description of these charges and expenses, see the prospectuses for the Funds.

CONTACTING SECURITY BENEFIT -- You should direct all written requests, notices, and forms required by the Contract, and any questions or inquiries to Security Benefit Life Insurance Company, P.O. Box 750497, Topeka, Kansas 66675-0497 or by phone by calling (785) 431-3112 or 1-800-888-2461, extension 3112.

EXPENSE TABLE

   The purpose of this table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly if you allocate Contract Value to the Subaccounts. The table reflects any contractual charges, expenses of the Separate Account, and charges and expenses of the Funds. The table does not reflect premium taxes that may be imposed by various jurisdictions. See "Premium Tax Charge," page 14. The information contained in the table is not generally applicable to amounts allocated to the Fixed Account.

   For a complete description of a Contract's costs and expenses, see "Charges and Deductions," page 13. For a more complete description of the Funds' costs and expenses, see the Fund prospectuses, which accompany this Prospectus.

--------------------------------------------------------------------------------
CONTRACTUAL EXPENSES
--------------------------------------------------------------------------------
Sales Load on Purchase Payments......................................    None
Contingent Deferred Sales Charge (as a percentage of amount
  withdrawn attributable to Purchase Payments).......................    None
Transfer Fee (per transfer)..........................................    None
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ANNUAL SEPARATE ACCOUNT EXPENSES
(as a percentage of each Subaccount's average daily net assets)
--------------------------------------------------------------------------------
Annual Mortality and Expense Risk Charge.............................   1.29%(1)
Annual Administration Charge.........................................   0.07%
                                                                        ----
Total Separate Account Annual Expenses...............................   1.36%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ANNUAL FUND EXPENSES
(as a percentage of each Series' average daily net assets)
--------------------------------------------------------------------------------
                                                                        TOTAL
                                               ADVISORY    OTHER     MUTUAL FUND
                                                 FEE      EXPENSES    EXPENSES
T. Rowe Price Mid-Cap Growth.................  0.85%(2)   0.00%         0.85%
Equity Income (Series O).....................  1.00%      0.08%         1.08%
International (Series I).....................  1.10%      0.57%(3)      1.67%
Goldman Sachs Core Small Cap Equity..........  0.75%      0.15%(4)      0.90%
Goldman Sachs Capital Growth.................  0.75%      0.15%(4)      0.90%
--------------------------------------------------------------------------------
1. The annual mortality and expense risk charge is 0.94% for the T. Rowe Price Equity Income and Bankers Trust International Subaccounts.

2.  The advisory fee includes the ordinary expenses of operating the Series.

3. Other Expenses for International Series (Series I) are based on estimated amounts for the current fiscal year.

4. The Series' adviser has voluntarily agreed to reduce or limit certain other expenses (excluding advisory fees, taxes, interest, brokerage fees, litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed the percentage stated in the table above (as calculated per annum) of each Series' respective average daily net assets. Such reductions or limits, if any, are calculated monthly on a cumulative basis. The Series' adviser may discontinue or modify any limitations in the future at its discretion.
--------------------------------------------------------------------------------

EXAMPLE -- The example presented below shows the expenses that you would pay at the end of one, three, five or ten years (except for the Bankers Trust International Subaccount which shows expenses for only the one and three year periods). The information presented applies if, at the end of those time periods, your Contract Value is surrendered, or annuitized or otherwise not surrendered. The example shows expenses based upon an allocation of $1,000 to each of the Subaccounts and a hypothetical return of 5 percent.

   YOU SHOULD NOT CONSIDER THE EXAMPLES BELOW A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN. THE 5 PERCENT RETURN ASSUMED IN THE EXAMPLES IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ACTUAL RETURNS, WHICH MAY BE GREATER OR LESSER THAN THE ASSUMED AMOUNT.

   Example -- You would pay the expenses shown below:

--------------------------------------------------------------------------------
                                           1 YEAR   3 YEARS   5 YEARS   10 YEARS
--------------------------------------------------------------------------------
T. Rowe Price Mid-Cap Growth Subaccount...  $23       $73      $128       $292
T. Rowe Price Equity Income Subaccount....   22        69       121        276
Bankers Trust International Subaccount....   28        89       ---        ---
Goldman Sachs Core Small Cap Equity
  Subaccount..............................   24        75       131        298
Goldman Sachs Capital Growth Subaccount...   24        75       131        298
--------------------------------------------------------------------------------

INFORMATION ABOUT SECURITY BENEFIT, THE SEPARATE ACCOUNT, AND THE FUNDS

SECURITY BENEFIT LIFE INSURANCE COMPANY -- Security Benefit is a life insurance company organized under the laws of the State of Kansas. It was organized originally as a fraternal benefit society and commenced business February 22, 1892. It became a mutual life insurance company under its present name on January 2, 1950.

   On July 31, 1998, Security Benefit converted from a mutual life insurance company to a stock life insurance company ultimately controlled by Security Benefit Mutual Holding Company, a Kansas mutual holding company. Membership interests of persons who owned Security Benefit policies as of July 31, 1998 became membership interests in Security Benefit Mutual Holding Company as of that date, and persons who acquire policies from Security Benefit after that date automatically become members in the mutual holding company.

   Security Benefit offers life insurance policies and annuity contracts, as well as financial and retirement services. It is admitted to do business in the District of Columbia, and in all states except New York. As of the end of 1998, Security Benefit had total assets of approximately $7.9 billion. Together with its subsidiaries, Security Benefit has total funds under management of approximately $8.8 billion.

   The Principal Underwriter for the Contract is Security Distributors, Inc. ("SDI"), 700 SW Harrison Street, Topeka, Kansas 66636-0001. SDI is registered as a broker/dealer with the SEC and is a wholly-owned subsidiary of Security
Benefit Group, Inc., a financial services holding company wholly owned by Security Benefit.

YEAR 2000 COMPLIANCE -- Like other insurance companies, as well as other financial and business organizations around the world, Security Benefit and the Funds could be adversely affected if the computer systems used by Security Benefit or the Funds' Investment Advisers, and other service providers, in performing their administrative functions do not properly process and calculate date-related information and data before, during and after January 1, 2000. Some computer software and hardware systems currently cannot distinguish between the year 2000 and the year 1900 or some other date because of the way date fields were encoded. This is commonly known as the "Year 2000 Problem." If not addressed, the Year 2000 Problem could impact (i) the administrative services provided by Security Benefit with respect to the Contract and (ii) the management services provided to the Funds by the Investment Advisers, as well as transfer agency, accounting, custody, distribution and other services provided to the Funds.

   Security Benefit has adopted a plan to be "Year 2000 Compliant" with respect to both its internally built systems as well as systems provided by external vendors. We consider a system Year 2000 Compliant when it is able to correctly process, provide and/or receive data before, during and after the Year 2000. Security Benefit's overall approach to addressing the Year 2000 issue is as follows: (1) to inventory its internal and external hardware, software, telecommunications and data transmissions to customers and conduct a risk assessment with respect to the impact that a failure on any such system would have on its business operations; (2) to modify or replace its internal systems and obtain vendor certifications of Year 2000 compliance for systems provided by vendors or replace such systems that are not Year 2000 Compliant; and (3) to implement and test its systems for Year 2000 compliance. Security Benefit has completed the inventory of its internal and external systems and has made substantial progress toward completing the modification/replacement of its internal systems as well as toward obtaining Year 2000 Compliant certifications from its external vendors. Overall systems testing commenced in early 1998 and will extend through year end 1999.

   Although Security Benefit has taken steps to ensure that its systems will function properly before, during and after the Year 2000, its key operating systems and information sources are provided by or through external vendors which creates uncertainty to the extent Security Benefit is relying on the assurance of such vendors as to whether their systems will be Year 2000 Compliant. The costs or consequences of incomplete or untimely resolution of the Year 2000 issue are unknown to Security Benefit at this time but could have a material adverse impact on the operations of the Security Benefit, the separate account, the underlying Fund and the Investment Adviser.

   The Year 2000 Problem is also expected to impact companies, which may include issuers of portfolio securities held by SBL Fund, to varying degrees based upon various factors, including, but not limited to, the company's industry sector and degree of technological sophistication. The Fund and the Investment Adviser are unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the portfolio securities held by the Fund.

PUBLISHED RATINGS -- Security Benefit may from time to time publish in advertisements, sales literature and reports to Participants, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company and Standard & Poor's. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of Security Benefit and should not be considered as bearing on the investment performance of assets held in the Separate Account. Each year A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of Security Benefit as measured by Standard & Poor's Insurance Ratings Services may be referred to in advertisements or sales literature or in reports to Participants. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

SEPARATE ACCOUNT -- Security Benefit established the Separate Account under Kansas law on October 26, 1998. The Contract provides that the income, gains, or losses of the Separate Account, whether or not realized, are credited to or charged against the assets of the Separate Account without regard to other income, gains, or losses of Security Benefit. Kansas law provides that assets in a separate account attributable to the reserves and other liabilities under the contracts may not be charged with liabilities arising from any other business that the insurance company conducts if, and to the extent the contracts so provide. The Contract contains such a provision. Security Benefit owns the assets in the Separate Account and is required to maintain sufficient assets in the Separate Account to meet all Separate Account obligations under the Contract. Security Benefit may transfer to its General Account assets that exceed anticipated obligations of the Separate Account. All obligations arising under the Contract are general corporate obligations of Security Benefit. Security Benefit may invest its own assets in the Separate Account for other purposes, but not to support contracts other than variable annuity contracts, and may accumulate in the Separate Account proceeds from Contract charges and investment results applicable to those assets.

   The Separate Account is currently divided into five Subaccounts. The Contract provides that the income, gains and losses, whether or not realized, are credited to, or charged against, the assets of each Subaccount without regard to the income, gains or losses in the other Subaccounts. Each Subaccount invests exclusively in shares of a specific Series of one of the Funds. Security Benefit may in the future establish additional Subaccounts of the Separate Account, which may invest in other Series of the Funds or in other securities, mutual funds, or investment vehicles.

   The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Registration with the SEC does not involve supervision by the SEC of the administration or investment practices of the Separate Account or of Security Benefit.

THE FUNDS -- Each Fund is a diversified, open-end management investment company of the series type and is registered with the SEC under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policies of the Funds. Each Subaccount invests in a corresponding Series of the Funds, each of which has a different investment objective and policies. Each Series is listed under its respective Fund below.

T. ROWE PRICE EQUITY SERIES, INC.
*  T. Rowe Price Mid-Cap Growth Portfolio

SBL FUND
*  T. Rowe Price Equity Income Series (Series O)
*  Bankers Trust International Series (Series I)

GOLDMAN SACHS VARIABLE INSURANCE TRUST
*  Goldman Sachs Core Small Cap Equity Fund
*  Goldman Sachs Capital Growth Fund

   A summary of the investment objective of each Series of the Funds is set forth below. We cannot assure that any Series will achieve its objective. More detailed information is contained in the accompanying prospectuses of the Funds, including information on the risks associated with the investments and investment techniques of each Series.

   EACH FUND'S PROSPECTUS ACCOMPANIES THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO --The investment objective of this Series is to provide long-term capital appreciation by investing primarily in common stocks of medium-sized growth companies.

T. ROWE PRICE EQUITY INCOME SERIES (SERIES O) --The investment objective of this Series is to seek to provide substantial dividend income and also capital appreciation by investing primarily in dividend-paying common stocks of established companies.

BANKERS TRUST INTERNATIONAL SERIES (SERIES I) --The investment objective of this Series is to seek long-term capital appreciation by investing primarily in non-U.S. equity securities and other securities with equity characteristics.

GOLDMAN SACHS CORE SMALL CAP EQUITY FUND --The investment objective of this Series is to seek long-term growth of capital through a broadly diversified portfolio of equity securities (which may include securities of foreign issuers that are traded in the U.S.) which are included in the Russell 2000 Index at the time of investment.

GOLDMAN SACHS CAPITAL GROWTH FUND --The investment objective of this Series is to seek long-term growth of capital primarily through investment in U.S. equity securities that offer long-term capital appreciation potential.

THE INVESTMENT ADVISERS -- T. Rowe Price Associates, Inc. ("T. Rowe Price"), 100 East Pratt Street, Baltimore, Maryland 21202 serves as investment adviser to the
T. Rowe Price Mid-Cap Growth Portfolio and as sub-adviser to the T. Rowe Price Equity Income Series (Series O) pursuant to an agreement with Series O's investment adviser, Security Management Company, LLC, 700 SW Harrison Street, Topeka, Kansas 66636-0001. T. Rowe Price is registered with the SEC as an investment adviser. T. Rowe Price is responsible for the day to day decisions to buy and sell securities for the T. Rowe Price Mid-Cap Growth Portfolio and the
T. Rowe Price Equity Income Series (Series O). Bankers Trust Company, 130 Liberty Street, New York, New York 10006 serves as sub-adviser to the Bankers Trust International Series (Series I) pursuant to an agreement with Series I's investment adviser, Security Management Company, LLC. Bankers Trust is registered with the SEC as an investment adviser. It is responsible for the day to day decisions to buy and sell securities for the Bankers Trust International Series (Series I). Goldman Sachs Asset Management, One New York Plaza, New York, New York 10004 is also registered with the SEC as an investment adviser and serves as the investment adviser to the Goldman Sachs Core Small Cap Equity Fund and the Goldman Sachs Capital Growth Fund. It is responsible for the day to day decisions to buy and sell securities for those Series.

THE CONTRACT

GENERAL -- Security Benefit issues the Contract offered by this Prospectus. It is a group flexible purchase payment deferred variable annuity. To the extent that you allocate all or a portion of your purchase payments to the Subaccounts, the Contract is significantly different from a fixed annuity contract in that it is the Participant who assumes the risk of investment gain or loss rather than Security Benefit. When you are ready to begin receiving annuity payments, the Contract provides several Annuity Options under which Security Benefit will pay periodic annuity payments on a fixed basis, beginning on the Annuity Start Date. The amount that will be available for annuity payments will depend on the investment performance of the Subaccounts to which you have allocated Contract Value and the amount of interest credited on Contract Value that you have allocated to the Fixed Account.

   You may purchase the Contract under the terms of the Trust Agreement if you are eligible to be a Participant under its terms.

APPLICATION TO INVEST IN THE CONTRACT -- If you wish to invest in the Contract, you may submit a participation enrollment form and an initial purchase payment to Security Benefit, as well as any other form or information that Security Benefit may require. Security Benefit reserves the right to reject a participation enrollment form or purchase payment for any reason, subject to Security Benefit's underwriting standards and guidelines and any applicable state or federal law relating to nondiscrimination.

   The maximum age for which a participation enrollment form will be accepted is age 90.

PURCHASE PAYMENTS -- The minimum initial purchase payment is $2,000. Thereafter, you may choose the amount and frequency of purchase payments, except that the minimum subsequent purchase payment is $100. There is no minimum for subsequent purchase payments made pursuant to an Automatic Investment Program. A purchase payment exceeding $1 million will not be accepted without prior approval of Security Benefit.

   Security Benefit will apply the initial purchase payment not later than the end of the Valuation Period during which it is received by Security Benefit; provided that the purchase payment is preceded or accompanied by a participation enrollment form that contains sufficient information to establish an account and properly credit such purchase payment. If Security Benefit does not receive a complete participation enrollment form, Security Benefit will notify you that it does not have the necessary information to establish an account and properly credit your purchase payment.

   Security Benefit will credit subsequent purchase payments as of the end of the Valuation Period in which they are received by Security Benefit at its Home Office. Purchase payments after the initial purchase payment may be made at any time prior to the Annuity Start Date, so long as the Participant is living. Subsequent purchase payments may be paid under an Automatic Investment Program.

ALLOCATION OF PURCHASE PAYMENTS -- In a participation enrollment form, you select the Subaccounts or the Fixed Account to which purchase payments will be allocated. Purchase payments will be allocated according to your instructions contained in the enrollment form or more recent instructions received, if any. The allocations must be whole percentages and must total 100 percent. Available allocation alternatives include the five Subaccounts and the Fixed Account.

   You may change the purchase payment allocation instructions by submitting a proper written request to Security Benefit's Home Office. A proper change in allocation instructions will be effective upon receipt by Security Benefit at its Home Office and will continue in effect until you submit a change in instructions to the company. You may make changes in your purchase payment allocation and changes to an existing Dollar Cost Averaging or Asset Reallocation Option by telephone provided the Telephone Transfer section of the participation enrollment form or an Authorization for Telephone Requests form is properly completed, signed, and filed at Security Benefit's Home Office. Changes in the allocation of future purchase payments have no effect on existing Contract Value. You may, however, transfer Contract Value among the Subaccounts and the Fixed Account in the manner described in "Transfers of Contract Value," page 11.

DOLLAR COST AVERAGING OPTION -- Prior to the Annuity Start Date, you may dollar cost average your Contract Value by authorizing Security Benefit to make periodic transfers of Contract Value from any one Subaccount to one or more of the other Subaccounts. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market cycles. The option will result in the transfer of Contract Value from one Subaccount to one or more of the other Subaccounts. Amounts transferred under this option will be credited at the price of the Subaccount as of the end of the Valuation Dates on which the transfers are effected. Since the price of a Subaccount's Accumulation Units will vary, the amounts transferred to a Subaccount will result in the crediting of a greater number of units when the price is low and a lesser number of units when the price is high. Similarly, the amounts transferred from a Subaccount will result in a debiting of a greater number of units when the price is low and a lesser number of units when the price is high. Dollar cost averaging does not guarantee profits, nor does it assure that you will not have losses.

   A Dollar Cost Averaging Request form is available upon request. On the form, you must designate whether Contract Value is to be transferred on the basis of a specific dollar amount, fixed period or earnings only, the Subaccount or Subaccounts to and from which the transfers will be made, the desired frequency of the transfers, which may be on a monthly or quarterly basis, and the length of time during which the transfers shall continue or the total amount to be transferred over time.

   After Security Benefit has received a Dollar Cost Averaging Request in proper form at its Home Office, Security Benefit will transfer Contract Value in the amounts you designate from the Subaccount from which transfers are to be made to the Subaccount or Subaccounts you have chosen. Security Benefit will effect each transfer on the date you specify or if no date is specified, on the monthly or quarterly anniversary, whichever corresponds to the period selected, of the date of receipt at the Home Office of a Dollar Cost Averaging Request in proper form. Transfers will be made until the total amount elected has been transferred, or until Contract Value in the Subaccount from which transfers are made has been depleted.

   You may instruct Security Benefit at any time to terminate the option by written request to Security Benefit's Home Office. In that event, the Contract Value in the Subaccount from which transfers were being made that has not been transferred will remain in that Subaccount unless you instruct us otherwise. If you wish to continue transferring on a dollar cost averaging basis after the expiration of the applicable period, the total amount elected has been transferred, or the Subaccount has been depleted, or after the Dollar Cost Averaging Option has been canceled, a new Dollar Cost Averaging Request must be completed and sent to the Home Office. Security Benefit requires that you wait at least a month (or a quarter if transfers were made on a quarterly basis) before reinstating Dollar Cost Averaging after it has been terminated for any reason. Security Benefit may discontinue, modify, or suspend the Dollar Cost Averaging Option at any time.

   You may also dollar cost average Contract Value to or from the Fixed Account. You may not have in effect at the same time Dollar Cost Averaging and Asset Reallocation Options.

ASSET REALLOCATION OPTION -- Prior to the Annuity Start Date, you may authorize Security Benefit to automatically transfer Contract Value on a quarterly, semiannual or annual basis to maintain a particular percentage allocation among the Subaccounts. The Contract Value allocated to each Subaccount will grow or decline in value at different rates during the selected period, and Asset Reallocation automatically reallocates the Contract Value in the Subaccounts to the allocation you selected on a quarterly, semiannual or annual basis, as you select. Asset Reallocation is intended to transfer Contract Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value. Over time, this method of investing may help you buy low and sell high. This investment method does not guarantee profits, nor does it assure that you will not have losses.

   To elect this option, an Asset Reallocation Request in proper form must be received by Security Benefit at its Home Office. An Asset Reallocation Request form is available upon request. On the form, you must indicate the applicable Subaccounts, the applicable time period and the percentage of Contract Value to be allocated to each Subaccount.

   Upon receipt of the Asset Reallocation Request, Security Benefit will effect a transfer or, in the case of a new participation, will allocate the initial purchase payment, among the Subaccounts based upon the percentages that you selected. Thereafter, Security Benefit will transfer Contract Value to maintain that allocation on each quarterly, semiannual or annual anniversary, as applicable, of the date of Security Benefit's receipt of the Asset Reallocation Request in proper form. The amounts transferred will be credited at the price of the Subaccount as of the end of the Valuation Date on which the transfer is effected.

   You may instruct Security Benefit at any time to terminate this option by written request to Security Benefit's Home Office. In that event, the Contract Value in the Subaccounts that has not been transferred will remain in those Subaccounts regardless of the percentage allocation unless you instruct us otherwise. If you wish to continue Asset Reallocation after it has been canceled, a new Asset Reallocation Request form must be completed and sent to Security Benefit's Home Office. Security Benefit may discontinue, modify, or suspend, and reserves the right to charge a fee for the Asset Reallocation Option at any time.

   Contract Value allocated to the Fixed Account may be included in the Asset Reallocation option. You may not have in effect at the same time Dollar Cost Averaging and Asset Reallocation Options.

TRANSFERS OF CONTRACT VALUE -- Prior to the Annuity Start Date, you may transfer Contract Value among the Subaccounts upon proper written request to Security Benefit's Home Office. You may make transfers (other than transfers pursuant to the Dollar Cost Averaging and Asset Reallocation Options) by telephone if the Telephone Transfer section of the participation enrollment form or an Authorization for Telephone Requests form has been properly completed, signed and filed at Security Benefit's Home Office. The minimum transfer amount is $100, or the amount remaining in a given Subaccount. The minimum transfer amount does not apply to transfers under the Dollar Cost Averaging or Asset Reallocation Options.

   You may also transfer Contract Value from the Subaccounts to the Fixed Account and from the Fixed Account to the Subaccounts.

   Security Benefit generally does not limit the frequency of transfers, although Security Benefit reserves the right at a future date to limit the number of transfers in a Contract Year. Security Benefit also reserves the right to limit the size and frequency of such transfers, and to discontinue telephone transfers.

CONTRACT VALUE -- Your Contract Value is the total value of your account, which includes amounts under the Contract held in each Subaccount and the Fixed Account as of any Valuation Date.

   On each Valuation Date, the amount of Contract Value allocated to any particular Subaccount will be adjusted to reflect the investment experience of that Subaccount. See "Determination of Contract Value," below. No minimum amount of Contract Value is guaranteed. You bear the entire investment risk relating to the investment performance of Contract Value allocated to the Subaccounts.

DETERMINATION OF CONTRACT VALUE -- Your Contract Value will vary to a degree that depends upon several factors, including investment performance of the Subaccounts to which you have allocated Contract Value, payment of purchase payments, partial withdrawals, and the charges assessed in connection with the Contract. The amounts allocated to the Subaccounts will be invested in shares of the corresponding Series of the Funds. The investment performance of the Subaccounts will reflect increases or decreases in the net asset value per share of the corresponding Series and any dividends or distributions declared by a Series. Any dividends or distributions from any Series of the Fund will be automatically reinvested in shares of the same Series, unless Security Benefit, on behalf of the Separate Account, elects otherwise.

   Assets in the Subaccounts are divided into Accumulation Units, which are accounting units of measure used to calculate the value of your interest in a Subaccount. When you allocate purchase payments to a Subaccount, your Contract is credited with Accumulation Units. The number of Accumulation Units to be credited is determined by dividing the dollar amount allocated to the particular Subaccount by the price for the Subaccount as of the end of the Valuation Period in which the purchase payment is credited. In addition, other transactions including full or partial withdrawals, transfers, and assessment of certain charges against the Contract affect the number of Accumulation Units credited to a Contract. The number of units credited or debited in connection with any such transaction is determined by dividing the dollar amount of such transaction by the price of the affected Subaccount. The price of each Subaccount is determined on each Valuation Date. The number of Accumulation Units credited to a Contract shall not be changed by any subsequent change in the value of an Accumulation Unit, but the dollar value of an Accumulation Unit may vary from Valuation Date to Valuation Date depending upon the investment experience of the Subaccount and charges against the Subaccount.

   The price of each Subaccount's units initially was $10. The price of a Subaccount on any Valuation Date takes into account the following: (1) the investment performance of the Subaccount, which is based upon the investment performance of the corresponding Series of the Funds, (2) any dividends or distributions paid by the corresponding Series, (3) the charges, if any, that may be assessed by Security Benefit for taxes attributable to the operation of the Subaccount, (4) the mortality and expense risk charge under the Contract, and (5) the administration charge under the Contract.

FULL AND PARTIAL WITHDRAWALS -- You may make a partial withdrawal of Contract Value, or surrender the Contract for its Withdrawal Value. A full or partial withdrawal, including a systematic withdrawal, may be taken from Contract Value at any time while the Participant is living and before the Annuity Start Date, subject to any limitations under applicable law. A full or partial withdrawal request will be effective as of the end of the Valuation Period that a proper written request is received by Security Benefit at its Home Office. A proper written request must include the written consent of any effective assignee, if applicable.

   The proceeds received upon a full withdrawal will be the Withdrawal Value. The Withdrawal Value is equal to your Contract Value as of the end of the Valuation Period during which a proper withdrawal request is received by Security Benefit at its Home Office, less any uncollected premium taxes.
Security Benefit requires the signature of the Participant on any request to withdraw Contract Value.

   A partial withdrawal may be requested for a specified percentage or dollar amount of Contract Value. Each partial withdrawal must be at least $100 except systematic withdrawals discussed below. A request for a partial withdrawal will result in a payment by Security Benefit of the amount specified in the partial withdrawal request provided there is sufficient Contract Value to meet the request. Upon payment, the Contract Value will be reduced by an amount equal to the payment and any applicable premium tax. If a partial withdrawal is requested after the first Contract Year that would leave the Withdrawal Value in the Contract less than $5,000, Security Benefit reserves the right to treat the partial withdrawal as a request for a full withdrawal.

   Security Benefit will deduct the amount of a partial withdrawal from the Contract Value in the Subaccounts and the Fixed Account, according to your instructions to Security Benefit. If you do not specify the allocation, Security Benefit will deduct the withdrawal from the Contract Value in the Subaccounts and the Fixed Account in the following order: T. Rowe Price Equity Income Subaccount; Goldman Sachs Capital Growth Subaccount; Bankers Trust International Subaccount; T. Rowe Price Mid-Cap Growth Subaccount; Goldman Sachs Core Small Cap Equity Subaccount; and then from the Fixed Account. The value of each account will be depleted before the next account is charged.

   A full or partial withdrawal, including a systematic withdrawal, may result in receipt of taxable income to the Participant and, if made prior to the Participant attaining age 59 1/2, may be subject to a 10 percent penalty tax. The tax consequences of a withdrawal should be carefully considered. See "Federal Tax Matters," page 17.

SYSTEMATIC WITHDRAWALS -- Security Benefit currently offers a feature under which you may select systematic withdrawals. Under this feature, you may elect to receive systematic withdrawals during your lifetime and before the Annuity Start Date by sending a properly completed Systematic Withdrawal Request form to Security Benefit at its Home Office. This option may be elected at any time. You may designate the systematic withdrawal amount as a percentage of Contract Value allocated to the Subaccounts and/or Fixed Account, as a fixed period, as a specified dollar amount, as all earnings in the Contract, or based upon your life expectancy. You also may designate the desired frequency of the systematic withdrawals, which may be monthly, quarterly, semiannually or annually. You may stop or modify systematic withdrawals upon proper written request received by Security Benefit at its Home Office at least 30 days in advance of the requested date of termination or modification. A proper request must include the written consent of any effective assignee.

   Each systematic withdrawal must be at least $100. Upon payment, your Contract Value will be reduced by an amount equal to the payment proceeds plus and any applicable premium tax. Any systematic withdrawal that equals or exceeds the Withdrawal Value will be treated as a full withdrawal. In no event will payment of a systematic withdrawal exceed the Withdrawal Value. Your account will automatically terminate if a systematic withdrawal causes your Withdrawal Value to equal zero.

   Security Benefit will effect each systematic withdrawal as of the end of the Valuation Period during which the withdrawal is scheduled. The deduction caused by the systematic withdrawal will be allocated to your Contract Value in the Subaccounts and the Fixed Account, as you direct. If you do not specify the allocation, the systematic withdrawal will be deducted from the Contract Value in the Subaccounts and the Fixed Account in the following order: T. Rowe Price Equity Income Subaccount; Goldman Sachs Capital Growth Subaccount; Bankers Trust International Subaccount; T. Rowe Price Mid-Cap Growth Subaccount; Goldman Sachs Core Small Cap Equity Subaccount; and then from the Fixed Account. The value of each account will be depleted before the next account is charged.

   Security Benefit may, at any time, discontinue, modify, suspend or charge a fee for systematic withdrawals. You should consider carefully the tax consequences of a systematic withdrawal, including the 10 percent penalty tax that may be imposed on withdrawals made prior to attaining age 59 1/2. See "Federal Tax Matters," page 17.

DEATH BENEFIT -- If you die prior to the Annuity Start Date, Security Benefit will pay the death benefit proceeds to your Designated Beneficiary upon receipt of due proof of your death and instructions regarding payment to the Designated Beneficiary.

   If your surviving spouse is your sole Designated Beneficiary, your spouse may elect to continue the Contract in force, subject to certain limitations. See "Distribution Requirements" below. If your death occurs on or after the Annuity Start Date, any death benefit will be determined according to the terms of the Annuity Option. See "Annuity Options," page 15.

   The death benefit proceeds will be the death benefit reduced by any uncollected premium tax. If you die prior to the Annuity Start Date and you were 75 or younger on the Contract Date, the amount of the death benefit will be the greatest of:

* The sum of all Purchase Payments allocated to your Contract Value, less any reductions caused by previous withdrawals,

* Your Contract Value on the date due proof of death and instructions regarding payment are received by Security Benefit, or

*  The stepped-up death benefit.

The stepped-up death benefit is:

* The largest death benefit on any Contract anniversary that is both an exact multiple of five and occurs prior to your attaining age 76, plus

* Any Purchase Payments allocated to your Contract Value since the applicable Contract anniversary, less

*  Any withdrawals since the applicable anniversary.

   If you die prior to the Annuity Start Date and your age was 76 or greater on the Contract Date, or if due proof of death (regardless of your age the Contract
Date) and instructions regarding payment are not received by Security Benefit at its Home Office within six months of the date of your death, the death benefit will be the Contract Value on the date due proof of death and instructions regarding payment are received by Security Benefit at its Home Office.

   The death benefit proceeds will be paid to the Designated Beneficiary in a single sum or under one of the Annuity Options, as elected by the Designated Beneficiary. If the Designated Beneficiary is to receive annuity payments under an Annuity Option, there are limits under applicable law on the amount and duration of payments that the Beneficiary may receive, and requirements respecting timing of payments. A tax adviser should be consulted in considering Annuity Options. See "Federal Tax Matters," page 17 and "Distribution Requirements," below for a discussion of the tax consequences in the event of death.

DISTRIBUTION REQUIREMENTS -- If your surviving spouse is the sole Designated Beneficiary, your spouse may elect to continue your account in force until the earliest of the spouse's death or the Annuity Start Date, or receive the death benefit proceeds.

   For any Designated Beneficiary other than a surviving spouse, only those options may be chosen that provide for complete distribution of your interest in the Contract within five years of your death. If the Designated Beneficiary is a natural person, that person alternatively can elect to begin receiving annuity payments within one year of your death over a period not extending beyond his or her life or life expectancy.

CHARGES AND DEDUCTIONS

MORTALITY AND EXPENSE RISK CHARGE -- Security Benefit deducts a daily charge from the assets of each Subaccount for mortality and expense risks assumed by Security Benefit under the Contracts. The charge is equal to an annual rate as set forth below.

          ------------------------------------------------------------
                                                        MORTALITY AND
                          SUBACCOUNT                  EXPENSE RISK FEE
          ------------------------------------------------------------
          T. Rowe Price Mid-Cap Growth..............       1.29%
          T. Rowe Price Equity Income...............       0.94%
          Bankers Trust International...............       0.94%
          Goldman Sachs Core Small Cap Equity.......       1.29%
          Goldman Sachs Capital Growth..............       1.29%
          ------------------------------------------------------------

This amount is intended to compensate Security Benefit for certain mortality and expense risks Security Benefit assumes in offering and administering the Contract and in operating the Subaccounts.

   The expense risk is the risk that Security Benefit's actual expenses in issuing and administering the Contract and operating the Subaccounts will be more than the charges assessed for such expenses. The mortality risk borne by Security Benefit is the risk that Annuitants, as a group, will live longer than Security Benefit's actuarial tables predict. In this event, Security Benefit guarantees that annuity payments will not be affected by a change in mortality experience that results in the payment of greater annuity income than assumed under the Annuity Options in the Contract. Security Benefit also assumes a mortality risk in connection with the death benefit under the Contract.

   Security Benefit may ultimately realize a profit from this charge to the extent it is not needed to cover mortality and administrative expenses, but Security Benefit may realize a loss to the extent the charge is not sufficient. Security Benefit may use any profit derived from this charge for any lawful purpose, including distribution expenses.

ADMINISTRATION CHARGE -- Security Benefit deducts a daily administration charge equal to an annual rate of up to 0.10% of each Subaccount's average daily net assets. Security Benefit is currently charging an annual rate of 0.07% of each Subaccount's average daily net assets. The purpose of this charge is to reimburse Security Benefit for the expenses associated with administration of the Contract and operation of the Subaccounts. Security Benefit does not expect to profit from this charge.

PREMIUM TAX CHARGE -- Various states and municipalities impose a tax on premiums on annuity contracts received by insurance companies. Whether or not a premium tax is imposed will depend upon, among other things, the Holder's state of residence, the Annuitant's state of residence, and the insurance tax laws and Security Benefit's status in a particular state. Security Benefit assesses a premium tax charge to reimburse itself for premium taxes that it incurs in connection with the Contract. Security Benefit currently deducts this charge upon the Annuity Start Date or upon full or partial withdrawal if a premium tax was incurred and is not refundable. Security Benefit reserves the right to deduct premium taxes when due or any time thereafter. Premium tax rates currently range from 0 percent to 3.5 percent, but are subject to change by a governmental entity.

OTHER CHARGES -- Security Benefit may charge the Separate Account or the Subaccounts for the federal, state, or local taxes incurred by Security Benefit that are attributable to the Separate Account or the Subaccounts, or to the operations of Security Benefit with respect to the Contract, or that are attributable to payment of premiums or acquisition costs under the Contracts. No such charge is currently assessed. See "Tax Status of Security Benefit and the Separate Account" and "Charge for Security Benefit Taxes."

VARIATIONS IN CHARGES -- Security Benefit may reduce or waive the amount of the administration charge for the Contract where the expenses associated with the administration of the Contract are reduced.

GUARANTEE OF CERTAIN CHARGES -- Security Benefit guarantees that the charge for mortality and expense risks will not exceed an annual rate of 1.29 percent of each Subaccount's average daily net assets (0.94 percent for the T. Rowe Price Equity Income and Bankers Trust International Subaccounts) and the administration charge will not exceed an annual rate of 0.10 percent of each Subaccount's average daily net assets.

FUND EXPENSES -- Each Subaccount of the Separate Account purchases shares at the net asset value of the corresponding Series of the Funds. Each Series' net asset value reflects the investment advisory fee and other expenses that are deducted from the assets of the Series. These fees and expenses are not deducted from the Subaccounts, but are paid from the assets of the corresponding Series. As a result, you indirectly bear a pro rata portion of such fees and expenses. The advisory fees and other expenses, if any, which are more fully described in each Fund's prospectus, are not specified or fixed under the terms of the Contract, and may vary from year to year.

ANNUITY PERIOD

GENERAL -- You select the Annuity Start Date when you complete the participation enrollment form. The Annuity Start Date may not be deferred beyond your 90th birthday.

   On the Annuity Start Date, your Contract Value as of that date, less any applicable premium taxes, will be applied to provide an annuity under one of the options described below. Each option is a fixed annuity for which annuity payments will not fluctuate.

   The Contract provides for five Annuity Options. Security Benefit may make other Annuity Options available upon request. Annuity payments are based upon annuity rates that vary with the Annuity Option selected. The annuity rates will vary based on the age and sex of the Annuitant, except that unisex rates are available where required by law. The annuity rates reflect your life expectancy based upon your age as of the Annuity Start Date and your gender, unless unisex rates apply. The annuity rates are based upon the 1983(a) mortality table with mortality improvement using projection scale G and are adjusted to reflect an interest rate of 3 percent, compounded annually. If no Annuity Option is selected, Security Benefit will make payments under Option 2, a life income, with a 10-year period certain.

   Annuity Options 1 through 5 provide for payments to be made during the lifetime of the Annuitant. Annuity payments under such options cease in the event of the Annuitant's death, unless the option provides for a guaranteed minimum number of payments, for example a life income with guaranteed payments of 5, 10, 15 or 20 years. The level of annuity payments will be greater for shorter guaranteed periods and less for longer guaranteed periods. Similarly, payments will be greater for life annuities than for joint and survivor annuities, because payments for life annuities are expected to be made for a shorter period.

   You  may  elect  to  receive  annuity  payments  on  a  monthly,   quarterly,
semiannual, or annual basis, although no payments will be made for less than $100. If the frequency of payments selected would result in payments of less than $100, Security Benefit reserves the right to change the frequency.

   You may designate or change an Annuity Start Date, Annuity Option, or Annuitant, provided proper written notice is received by Security Benefit at its Home Office at least 30 days prior to the Annuity Start Date. The date selected as the new Annuity Start Date must be at least 30 days after the date written notice requesting a change of Annuity Start Date is received at Security Benefit's Home Office.

   Once annuity payments have commenced under one of the Annuity Options, the Participant cannot change the Annuity Option and cannot surrender his or her annuity and receive a lump-sum settlement in lieu thereof. The Contract specifies annuity tables for Annuity Options 1 through 5, described below. The tables contain the guaranteed minimum dollar amount of each annuity payment (per $1,000 of Contract Value, less any premium taxes, applied).

ANNUITY OPTIONS --

   OPTION 1 -- LIFE INCOME. Periodic annuity payments will be made during the lifetime of the Annuitant. It is possible under this Option for any Annuitant to receive only one annuity payment if the Annuitant's death occurred prior to the due date of the second annuity payment, two if death occurred prior to the due date of the third annuity payment, etc. THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS WILL CEASE UPON THE DEATH OF THE ANNUITANT REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

   OPTION 2 -- LIFE INCOME WITH GUARANTEED PAYMENTS OF 5, 10, 15 OR 20 YEARS. Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that if, at the death of the Annuitant, payments have been made for less than a stated period, which may be five, ten, fifteen or twenty years, as elected by the Participant, annuity payments will be continued during the remainder of such period to the Designated Beneficiary.

   OPTION 3 -- LIFE WITH INSTALLMENT REFUND OPTION. Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that, if at the death of the Annuitant, the number of payments that has been made is less than the number determined by dividing the amount applied under this Option by the amount of the first payment, annuity payments will be continued to the Designated Beneficiary until that number of payments has been made.

   OPTION 4 -- JOINT AND LAST SURVIVOR. Periodic annuity payments will be made during the lifetime of either Annuitant. It is possible under this Option for only one annuity payment to be made if both Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc. AS IN THE CASE OF OPTION 1, THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

   OPTION 5 -- JOINT AND CONTINGENT SURVIVOR OPTION. Periodic annuity payments will be made during the life of the primary Annuitant. Upon the death of the primary Annuitant, payments will be made to the contingent Annuitant during his or her life. If the contingent Annuitant is not living upon the death of the Primary Annuitant, no payments will be made to the contingent Annuitant. It is possible under this Option for only one annuity payment to be made if both Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc. AS IN THE CASE OF OPTIONS 1 AND 4, THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

THE FIXED ACCOUNT

   You may allocate all or a portion of your purchase payments and transfer Contract Value to the Fixed Account. The Fixed Account is a separate account of Security Benefit established under Kansas law on October 26, 1998. Security Benefit owns the assets of the Fixed Account and maintains them apart from the assets of its General Account and its other separate accounts. The assets held in the Fixed Account equal to the reserves and other Contract liabilities with respect to the Fixed Account may not be charged with liabilities arising from any other business Security Benefit may conduct. Income and realized and unrealized gains and losses from assets in the Fixed Account are credited to, or charged against, the Fixed Account without regard to the income, gains or losses from the Security Benefit's General Account or its other separate accounts.

   The Fixed Account is subject to regulation and supervision by the Kansas Department of Insurance. In reliance on certain exemptive and exclusionary provisions, interests in the Fixed Account have not been registered as securities under the Securities Act of 1933 (the "1933 Act") and the Fixed Account has not been registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Accordingly, neither the Fixed Account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act. This disclosure, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the Prospectus. This Prospectus is generally intended to serve as a disclosure document only for aspects of a Contract involving the Separate Account and contains only selected information regarding the Fixed Account. For more information regarding the Fixed Account, see "The Contract," page 9.

   Subject to applicable law, Security Benefit has sole discretion over investment of the assets of its Fixed Account.

INTEREST -- Contract Value allocated to the Fixed Account earns interest at a fixed rate or rates (the "Current Rate") that are paid by Security Benefit. Such interest will be paid regardless of the actual investment experience of the Fixed Account. Security Benefit will determine the Current Rate, if any, from time to time.

   Contract Value allocated or transferred to the Fixed Account will earn interest at the Current Rate, if any, in effect on the date such portion of Contract Value is allocated or transferred to the Fixed Account. Security Benefit bears the investment risk for Contract Value allocated to the Fixed Account and for paying interest at the Current Rate on amounts allocated to the Fixed Account.

DEATH BENEFIT -- The death benefit under the Contract will be determined in the same fashion for a Contract that has Contract Value allocated to the Fixed Account as for a Contract that has Contract Value allocated to the Subaccounts. See "Death Benefit," page 12.

CONTRACT CHARGES -- Premium taxes will be the same for Participants who allocate purchase payments or transfer Contract Value to the Fixed Account as for those who allocate purchase payments or transfer Contract Value to the Subaccounts. The charges for mortality and expense risks and the administration charge will not be assessed against the Fixed Account, and any amounts that Security Benefit pays for income taxes allocable to the Subaccounts will not be charged against the Fixed Account. In addition, you will not pay directly or indirectly the investment advisory fees and operating expenses of the Funds to the extent
Contract Value is allocated to the Fixed Account; however, you also will not participate in the investment experience of the Subaccounts.

TRANSFERS AND WITHDRAWALS FROM THE FIXED ACCOUNT -- You may transfer amounts from the Subaccounts to the Fixed Account and from the Fixed Account to the Subaccounts, subject to the following limitations. Transfers from the Fixed Account are also allowed pursuant to the Dollar Cost Averaging and Asset Reallocation Options.

   The minimum amount that you may transfer from the Fixed Account to the Subaccounts is $100. Transfers of Contract Value pursuant to the Dollar Cost Averaging and Asset Reallocation Options are not currently subject to any minimums. The Company reserves the right at a future date to limit the number of transfers permitted each Contract Year, to limit the size and frequency of transfer and to discontinue transfers.

   You may also make full or partial withdrawals to the same extent as if you had allocated Contract Value to the Subaccounts. See "Full and Partial Withdrawals," page 12 and "Systematic Withdrawals," page 12.

PAYMENTS FROM THE FIXED ACCOUNT -- Full and partial withdrawals, and transfers from the Fixed Account may be delayed for up to six months after a written request in proper form is received by Security Benefit at its Home Office. During the period of deferral, interest at the applicable interest rate or rates will continue to be credited to the amounts allocated to the Fixed Account. However, payment of any amounts will not be deferred if they are to be used to pay premiums on any policies or contracts issued by Security Benefit.

MORE ABOUT THE CONTRACT

HOLDER -- The Contractholder is the IBEW Local Unions Savings and Retirement Plan and Trust (the "Trust"). The Trust holds the Contract for the benefit of Participants. While living, the Participant alone has the right to receive all benefits and exercise all rights that the Contract grants or Security Benefit allows.

DESIGNATION AND CHANGE OF BENEFICIARY -- The Designated Beneficiary is the person having the right to the death benefit, if any, payable upon the death of the Participant prior to the Annuity Start Date. The Designated Beneficiary is the first person on the following list who is alive on the date of death of the
Participant: the Primary Beneficiary; the Secondary Beneficiary; or if none of the above are alive, the Participant's estate. The Primary Beneficiary is the individual named as such in the participation enrollment form or any later change shown in Security Benefit's records. The Primary Beneficiary will receive the death benefit of the Contract only if he or she is alive on the date of death of the Participant prior to the Annuity Start Date. The Participant may change the Primary Beneficiary at any time by written request on forms provided by Security Benefit and received by Security Benefit at its Home Office. The change will not be binding on Security Benefit until it is received and recorded at its Home Office. The change will be effective as of the date this form is signed subject to any payments made or other actions taken by Security Benefit before the change is received and recorded. A Secondary Beneficiary may be designated.

   Reference should be made to the terms of the Trust Agreement and any applicable law for any restrictions or limitations on the designation of a Beneficiary.

DIVIDENDS -- The Contract may share in the surplus earnings of Security Benefit. However, the current dividend scale is zero and Security Benefit does not anticipate that dividends will be paid.

PAYMENTS FROM THE SEPARATE ACCOUNT -- Security Benefit will pay any full or partial withdrawal benefit or death benefit proceeds from Contract Value allocated to the Subaccounts, and will effect a transfer between Subaccounts or from a Subaccount to the Fixed Account on the Valuation Date a proper request is received at Security Benefit's Home Office. However, Security Benefit can postpone the calculation or payment of such a payment or transfer of amounts from the Subaccounts to the extent permitted under applicable law, which is currently permissible only for any period:

* During which the New York Stock Exchange is closed other than customary weekend and holiday closings,

* During which trading on the New York Stock Exchange is restricted as determined by the SEC,

* During which an emergency, as determined by the SEC, exists as a result of which (i) disposal of securities held by the Separate Account is not reasonably practicable, or (ii) it is not reasonably practicable to determine the value of the assets of the Separate Account, or

* For such other periods as the SEC may by order permit for the protection of investors.

PROOF OF AGE AND SURVIVAL -- Security Benefit may require proof of age or survival of any person on whose life annuity payments depend.

MISSTATEMENTS -- If you misstate your age or sex or that of an Annuitant, the correct amount paid or payable by Security Benefit under the Contract shall be such as the Contract Value would have provided for the correct age or sex (unless unisex rates apply).

FEDERAL TAX MATTERS

INTRODUCTION -- The Contract described in this Prospectus is designed for use in connection with a retirement plan that is not a "qualified" plan for federal tax purposes. The ultimate effect of federal income taxes on the amounts held under the Contract, on annuity payments, and on the economic benefits to the Participants will depend upon the type of retirement plan, for which the Contract is purchased, the tax and employment status of the individuals involved and a number of other factors. The discussion contained herein is general in nature and is not intended to be an exhaustive discussion of all questions that might arise in connection with a Contract. It is based upon Security Benefit's understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service ("IRS"), and is not intended as tax advice. No representation is made regarding the likelihood of continuation of the present federal income tax laws or of the current interpretations by the IRS or the courts. Future legislation may affect annuity contracts adversely. Moreover, no attempt has been made to consider any applicable state or other laws. Because of the inherent complexity of the tax laws and the fact that tax results will vary according to the particular circumstances of the individual involved, a person should consult with a qualified tax adviser regarding the purchase of a Contract, the selection of an Annuity Option under a Contract, the receipt of annuity payments under a Contract or any other transaction involving a Contract. SECURITY BENEFIT DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF, OR TAX CONSEQUENCES ARISING FROM, ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACT.

TAX STATUS OF SECURITY BENEFIT AND THE SEPARATE ACCOUNT --

   GENERAL. Security Benefit intends to be taxed as a life insurance company under Part I, Subchapter L of the Code. Because the operations of the Separate Account form a part of Security Benefit, Security Benefit will be responsible for any federal income taxes that become payable with respect to the income of the Separate Account and its Subaccounts.

   CHARGE FOR SECURITY BENEFIT TAXES. A charge may be made for any federal taxes incurred by Security Benefit that are attributable to the Separate Account, the Subaccounts or to the operations of Security Benefit with respect to the Contracts or attributable to payments, premiums, or acquisition costs under the Contracts. Security Benefit will review the question of a charge to the Separate Account, the Subaccounts or the Contracts for Security Benefit's federal taxes periodically. Charges may become necessary if, among other reasons, the tax treatment of Security Benefit or of income and expenses under the Contracts is ultimately determined to be other than what Security Benefit currently believes it to be, if there are changes made in the federal income tax treatment of variable annuities at the insurance company level, or if there is a change in Security Benefit's tax status.

   Under current laws, Security Benefit may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, Security Benefit reserves the right to charge the Separate Account or the Subaccounts for such taxes, if any, attributable to the Separate Account or Subaccounts.

   DIVERSIFICATION STANDARDS. Each Series of the Funds will be required to adhere to regulations adopted by the Treasury Department pursuant to Section 817(h) of the Code prescribing asset diversification requirements for investment companies whose shares are sold to insurance company separate accounts funding variable contracts. Pursuant to these regulations, on the last day of each calendar quarter (or on any day within 30 days thereafter), no more than 55 percent of the total assets of a Series may be represented by any one investment, no more than 70 percent may be represented by any two investments, no more than 80 percent may be represented by any three investments, and no more than 90 percent may be represented by any four investments. For purposes of
Section 817(h), securities of a single issuer generally are treated as one investment but obligations of the U.S. Treasury and each U.S. Governmental agency or instrumentality generally are treated as securities of separate issuers. The Separate Account, through the Series, intends to comply with the diversification requirements of Section 817(h).

   In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

   The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the Participant has additional flexibility in allocating purchase payments and Contract Values. These differences could result in a Participant being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, Security Benefit does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Security Benefit therefore reserves the right to modify the Contract, as it deems appropriate, to attempt to prevent a Participant from being considered the owner of a pro rata share of the assets of the Separate Account. Moreover, in the event that regulations or rulings are adopted, there can be no assurance that the Series will be able to operate as currently described in the Prospectus, or that the Funds will not have to change any Series' investment objective or investment policies.

INCOME TAXATION OF ANNUITIES IN GENERAL--NON-QUALIFIED PLANS -- Section 72 of the Code governs the taxation of annuities. In general, a contract owner is not taxed on increases in value under an annuity contract until some form of distribution is made under the contract. However, the increase in value may be subject to tax currently under certain circumstances. See "Contracts Owned by Non-Natural Persons" on page 19 and "Diversification Standards" above. Withholding of federal income taxes on all distributions may be required unless a recipient who is eligible elects not to have any amounts withheld and properly notifies Security Benefit of that election.

   SURRENDERS OR WITHDRAWALS PRIOR TO THE ANNUITY START DATE. Code Section 72 provides that amounts received upon a total or partial withdrawal (including systematic withdrawals) from a contract prior to the annuity start date generally will be treated as gross income to the extent that the cash value of the contract immediately before the withdrawal (determined without regard to any surrender charge in the case of a partial withdrawal) exceeds the "investment in the contract." The "investment in the contract" is that portion, if any, of purchase payments paid under a contract less any distributions received previously under the contract that are excluded from the recipient's gross income. The taxable portion is taxed at ordinary income tax rates. For purposes of this rule, a pledge or assignment of a contract is treated as a payment received on account of a partial withdrawal of a Contract.

   SURRENDERS OR WITHDRAWALS ON OR AFTER THE ANNUITY START DATE. Upon a complete surrender, the receipt is taxable to the extent that the cash value of the contract exceeds the investment in the contract. The taxable portion of such payments will be taxed at ordinary income tax rates.

   For fixed annuity payments, the taxable portion of each payment generally is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the contract bears to the total expected amount of annuity payments for the term of the contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed at ordinary income rates. For variable annuity payments, the taxable portion of each payment is determined by using a formula known as the "excludable amount," which establishes the non-taxable portion of each payment. The non-taxable portion is a fixed dollar amount for each payment, determined by dividing the investment in the contract by the number of payments to be made. The remainder of each variable annuity payment is taxable. Once the excludable portion of annuity payments to date equals the investment in the contract, the balance of the annuity payments will be fully taxable.

   PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS. With respect to amounts withdrawn or distributed before the taxpayer reaches age 59 1/2, a penalty tax is imposed equal to 10 percent of the portion of such amount which is includable in gross income. However, the penalty tax is not applicable to withdrawals: (i) made on or after the death of the owner (or where the owner is not an individual, the death of the "primary annuitant," who is defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section 72(m)(7); (iii) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (iv) from certain qualified plans; (v) under a so-called qualified funding asset (as defined in Code Section 130(d));
(vi) under an immediate annuity contract; or (vii) which are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

   If the penalty tax does not apply to a surrender or withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year in which the modification occurs will be increased by an amount (determined by the regulations) equal to the tax that would have been imposed but for item
(iii) above, plus interest for the deferral period, if the modification takes place (a) before the close of the period which is five years from the date of the first payment and after the taxpayer attains age 59 1/2, or (b) before the taxpayer reaches age 59 1/2.

ADDITIONAL CONSIDERATIONS --

   DISTRIBUTION-AT-DEATH RULES. In order to be treated as an annuity contract, a contract must provide the following two distribution rules: (a) if any owner dies on or after the Annuity Start Date, and before the entire interest in the Contract has been distributed, the remainder of the owner's interest will be distributed at least as quickly as the method in effect on the owner's death; and (b) if any owner dies before the Annuity Start Date, the entire interest in the Contract must generally be distributed within five years after the date of death, or, if payable to a designated beneficiary, must be annuitized over the life of that designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, commencing within one year after the date of death of the owner. If the sole designated beneficiary is the spouse of the deceased owner, the Contract (together with the deferral of tax on the accrued and future income thereunder) may be continued in the name of the spouse as owner.

   Generally, for purposes of determining when distributions must begin under the foregoing rules, where an owner is not an individual, the primary annuitant is considered the owner. In that case, a change in the primary annuitant will be treated as the death of the owner. Finally, in the case of joint owners, the distribution-at-death rules will be applied by treating the death of the first owner as the one to be taken into account in determining generally when distributions must commence, unless the sole Designated Beneficiary is the deceased owner's spouse.

   GIFT OF ANNUITY CONTRACTS. Generally, gifts of non-tax qualified Contracts prior to the Annuity Start Date will trigger tax on the gain on the Contract, with the donee getting a stepped-up basis for the amount included in the donor's income. The 10 percent penalty tax and gift tax also may be applicable. This provision does not apply to transfers between spouses or incident to a divorce.

   CONTRACTS OWNED BY NON-NATURAL PERSONS. If the Contract is held by a non-natural person (for example, a corporation) the income on that Contract (generally the increase in net surrender value less the purchase payments) is includable in taxable income each year. The rule does not apply where the Contract is acquired by the estate of a decedent, where the Contract is held by certain types of retirement plans, where the Contract is a qualified funding asset for structured settlements, where the Contract is purchased on behalf of an employee upon termination of a qualified plan, and in the case of an immediate annuity. An annuity contract held by a trust or other entity as agent for a natural person (such as the Contract held by the Trust on behalf of the Participants) is considered held by a natural person.

   MULTIPLE CONTRACT RULE. For purposes of determining the amount of any distribution under Code Section 72(e) (amounts not received as annuities) that is includable in gross income, all Non-Qualified annuity contracts issued by the same insurer to the same contract owner during any calendar year are to be aggregated and treated as one contract. Thus, any amount received under any such contract prior to the contract's Annuity Start Date, such as a partial surrender, dividend, or loan, will be taxable (and possibly subject to the 10 percent penalty tax) to the extent of the combined income in all such contracts.

   In addition, the Treasury Department has broad regulatory authority in applying this provision to prevent avoidance of the purposes of this rule. It is possible that, under this authority, the Treasury Department may apply this rule to amounts that are paid as annuities (on and after the Annuity Start Date) under annuity contracts issued by the same company to the same owner during any calendar year. In this case, annuity payments could be fully taxable (and possibly subject to the 10 percent penalty tax) to the extent of the combined income in all such contracts and regardless of whether any amount would otherwise have been excluded from income because of the "exclusion ratio" under the contract.

   POSSIBLE TAX CHANGES. In recent years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities, and President Clinton's fiscal-year 1999 Budget proposal includes a provision that, if adopted, would impose new taxation on owners of variable annuities. There is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, and judicial decisions). Moreover, although unlikely, it is also possible that any legislative change could be retroactive (that is, effective prior to the date of such change).

   TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. A transfer of ownership of your Contract Value, the designation of an Annuitant, Payee or beneficiary, the selection of certain Annuity Start Dates or the exchange of your Contract Value may result in certain tax consequences that are not discussed herein. A Participant contemplating any such transfer, assignment, selection or exchange should contact a competent tax adviser with respect to the potential effects of such a transaction.

OTHER INFORMATION

VOTING OF FUND SHARES -- Security Benefit is the legal owner of the shares of the Funds held by the Subaccounts. Security Benefit will exercise voting rights attributable to the shares of each Series of the Funds held in the Subaccounts at any regular and special meetings of the shareholders of a Fund on matters requiring shareholder voting under the 1940 Act. In accordance with its view of presently applicable law, Security Benefit will exercise its voting rights based on instructions received from persons having the voting interest in corresponding Subaccounts. However, if the 1940 Act or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result Security Benefit determines that it is permitted to vote the shares of the Funds in its own right, it may elect to do so.

   The person having the voting  interest  under a Contract is the  Participant.
Unless otherwise required by applicable law, the number of shares of a particular Series as to which voting instructions may be given to Security Benefit is determined by dividing your Contract Value in the corresponding Subaccount on a particular date by the net asset value per share of the Series as of the same date. Fractional votes will be counted. The number of votes as to which voting instructions may be given will be determined as of the same date established by the Fund for determining shareholders eligible to vote at the meeting of the Fund. If required by the SEC, Security Benefit reserves the right to determine in a different fashion the voting rights attributable to the shares of the Funds. Voting instructions may be cast in person or by proxy.

   Voting rights attributable to your Contract Value in a Subaccount for which no timely voting instructions are received will be voted by Security Benefit in the same proportion as the voting instructions that are received in a timely manner for all Contracts participating in that Subaccount. Security Benefit will also exercise the voting rights from assets in each Subaccount that are not otherwise attributable to Participants, if any, in the same proportion as the voting instructions that are received in a timely manner for all Contracts participating in that Subaccount. Security Benefit generally will exercise voting rights attributable to shares of the Series of the Funds held in its General Account, if any, in the same proportion as votes cast with respect to shares of the Series of the Fund held by the Separate Account and other separate accounts of Security Benefit, in the aggregate.

SUBSTITUTION OF INVESTMENTS -- Security Benefit reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, substitutions for, or combinations of the securities that are held by the Separate Account or any Subaccount or that the Separate Account or any Subaccount may purchase. If shares of any or all of the Series of the Funds should no longer be available for investment, or if Security Benefit management believes further investment in shares of any or all of the Series of the Funds should become inappropriate in view of the purposes of the Contract, Security Benefit may substitute shares of another Series of one of the Funds or of a different fund for shares already purchased, or to be purchased in the future under the Contract. Security Benefit may also purchase, through the Subaccount, other securities for other classes or contracts, or permit a conversion between classes of contracts on the basis of requests made by Participants.

   In connection with a substitution of any shares attributable to a Participant's interest in a Subaccount or the Separate Account, Security Benefit will, to the extent required under applicable law, provide notice, seek Participant approval, seek prior approval of the SEC, and comply with the filing or other procedures established by applicable state insurance regulators.

   Security Benefit also reserves the right to establish additional Subaccounts of the Separate Account that would invest in a new Series of one of the Funds or in shares of another investment company, a series thereof, or other suitable investment vehicle. Security Benefit may establish new Subaccounts in its sole discretion, and will determine whether to make any new Subaccount available to existing Participants. Security Benefit may also eliminate or combine one or more Subaccounts if, in its sole discretion, marketing, tax, or investment conditions so warrant.

   Subject to compliance with applicable law, Security Benefit may transfer assets to the General Account. Security Benefit also reserves the right, subject to any required regulatory approvals, to transfer assets of any Subaccount to another separate account or Subaccount.

   In the event of any such substitution or change, Security Benefit may, by appropriate endorsement, make such changes in these and other contracts as may be necessary or appropriate to reflect such substitution or change. If Security Benefit believes it to be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management investment company under the 1940 Act or any other form permitted by law. The Separate Account may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other separate accounts of Security Benefit or an affiliate thereof. Subject to compliance with applicable law, Security Benefit also may combine one or more Subaccounts and may establish a committee, board, or other group to manage one or more aspects of the operation of the Separate Account.

CHANGES TO COMPLY WITH LAW AND AMENDMENTS -- Security Benefit reserves the right, without the consent of the Holder or Participants, to make any change to the provisions of the Contract to comply with, or give Participants the benefit of, any federal or state statute, rule, or regulation, including but not limited to requirements for annuity contracts and retirement plans under the Internal Revenue Code and regulations thereunder or any state statute or regulation.

REPORTS TO PARTICIPANTS -- Security Benefit will send you quarterly a statement setting forth a summary of the transactions that occurred during the quarter, and indicating the Contract Value as of the end of the quarter. In addition, the statement will indicate the allocation of Contract Value among the Fixed Account and the Subaccounts and any other information required by law. Security Benefit will also send confirmations upon purchase payments, transfers, and full and partial withdrawals. Security Benefit may confirm certain transactions on a quarterly basis. These transactions include purchases under an Automatic Investment Program, transfers under the Dollar Cost Averaging and Asset Reallocation Options, systematic withdrawals and annuity payments.

   You will also receive annual and semiannual reports containing financial statements for the Funds, which will include a list of the portfolio securities of each Series, as required by the 1940 Act, and/or such other reports as may be required by federal securities laws.

TELEPHONE TRANSFER PRIVILEGES -- You may request a transfer of Contract Value and may make changes to an existing Dollar Cost Averaging or Asset Reallocation option by telephone if the Telephone Transfer section of the participation enrollment form or an Authorization for Telephone Requests form ("Telephone Authorization") has been completed, signed, and filed at Security Benefit's Home Office. Security Benefit has established procedures to confirm that instructions communicated by telephone are genuine and will not be liable for any losses due to fraudulent or unauthorized instructions provided it complies with its procedures. Security Benefit's procedures require that any person requesting a transfer by telephone provide the account number and the Participant's tax identification number and such instructions must be received on a recorded line. Security Benefit reserves the right to deny any telephone transfer request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), you may not be able to request transfers by telephone and would have to submit written requests.

   By authorizing telephone transfers, you authorize Security Benefit to accept and act upon telephonic instructions for transfers involving your Contract Value. You agree that neither Security Benefit, any of its affiliates, nor the Funds, will be liable for any loss, damages, cost, or expense (including attorneys' fees) arising out of any telephone requests; provided that Security Benefit effects such request in accordance with its procedures. As a result of this policy on telephone requests, you bear the risk of loss arising from the telephone transfer privilege. Security Benefit may discontinue, modify, or suspend the telephone transfer privilege at any time.

LEGAL PROCEEDINGS -- There are no legal proceedings pending to which the Separate Account is a party, or which would materially affect the Separate Account.

LEGAL MATTERS -- Amy J. Lee, Esq., Associate General Counsel, Security Benefit, has passed upon legal matters in connection with the issue and sale of the Contract described in this Prospectus, Security Benefit's authority to issue the Contract under Kansas law, and the validity of the form of the Contract under Kansas law.

PERFORMANCE INFORMATION

   Performance information for the Subaccounts, including yield and total return of the Subaccounts may appear in advertisements, reports, and promotional literature to current or prospective Participants.

   Quotations of yield will be based on all investment income per Accumulation Unit earned during a given 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an Accumulation Unit on the last day of the period. Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in the Contract over a period of one, five, and ten years (or, if less, up to the life of the Subaccount), and will reflect the deduction of the mortality and expense risk charge and administrative charge, and may simultaneously be shown for other periods.

   Although the Contracts were not available for purchase until _____, 1999, the underlying investment vehicles of the Separate Account, the Funds, were in existence prior to that date. Performance information for the Subaccounts may also include quotations of total return for periods beginning prior to the availability of the Contracts that incorporate the performance of the Funds.

   Performance information for a Subaccount may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donaghue Money Market Institutional Averages, the Lehman Brothers Government Corporate Index, the Morgan Stanley Capital International's EAFE Index or other indices measuring performance of a pertinent group of securities so that investors may compare a Subaccount's results with those of a group of securities widely regarded by investors as representative of the securities markets in general or representative of a particular type of security: (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

   Performance information for any Subaccount reflects only the performance of a hypothetical Contract under which Contract Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics, and quality of the Series in which the Subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. For a description of the methods used to determine yield and total return for the Subaccounts, see the Statement of Additional Information.

   Reports and promotional literature may also contain other information including (i) the ranking of any Subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria, (ii) the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis, and (iii) Security Benefit's rating or a rating of Security Benefit's claim-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

ADDITIONAL INFORMATION

REGISTRATION STATEMENT -- A Registration Statement under the 1933 Act has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all the information included in the Registration Statement, certain portions of which, including the Statement of Additional Information, have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, DC, upon payment of the SEC's prescribed fees and may also be obtained from the SEC's web site (http://www.sec.gov).

FINANCIAL STATEMENTS -- Consolidated financial statements of Security Benefit Life Insurance Company and subsidiaries at December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, are contained in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

   The Statement of Additional Information contains more specific information and financial statements relating to Security Benefit Life Insurance Company and Subsidiaries. The Table of Contents of the Statement of Additional Information is set forth below:

TABLE OF CONTENTS --

                                                                            Page

GENERAL INFORMATION AND HISTORY............................................   1
   Safekeeping of Assets...................................................   1
DISTRIBUTION OF THE CONTRACT...............................................   1
EXPERTS....................................................................   3
PERFORMANCE INFORMATION....................................................   3
FINANCIAL STATEMENTS.......................................................   6

                     SCARBOROUGH ADVANTAGE VARIABLE ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION

                               DATE: JULY 30, 1999

                GROUP FLEXIBLE PURCHASE PAYMENT DEFERRED VARIABLE
                                ANNUITY CONTRACT

                                    ISSUED BY
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
                             700 SW HARRISON STREET
                            TOPEKA, KANSAS 66636-0001
                                 1-800-888-2461

                                MAILING ADDRESS:
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
                                 P.O. BOX 750497
                            TOPEKA, KANSAS 66675-0497
                                 1-800-888-2461


This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Prospectus for the Scarborough Advantage Variable Annuity dated July 30, 1999, as it may be supplemented from time to time. A copy of the Prospectus may be obtained from Security Benefit by calling 1-800-888-2461 or by writing P.O. Box 750497, Topeka, Kansas 66675-0497.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS STATEMENT OF ADDITIONAL INFORMATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAW OF ANY SUCH STATE.

                                TABLE OF CONTENTS

                                                                            PAGE

GENERAL INFORMATION AND HISTORY............................................   3
   Safekeeping of Assets...................................................   3
DISTRIBUTION OF THE CONTRACT...............................................   3
EXPERTS....................................................................   3
PERFORMANCE INFORMATION....................................................   3
FINANCIAL STATEMENTS.......................................................   4

GENERAL INFORMATION AND HISTORY

For a description of the Group Flexible Purchase Payment Deferred Variable Annuity Contract (the "Contract"), Security Benefit Life Insurance Company ("Security Benefit"), and the Variable Annuity Account XI (the "Separate Account"), see the Prospectus. This Statement of Additional Information contains information that supplements the information in the Prospectus. Defined terms used in this Statement of Additional Information have the same meaning as terms defined in the section entitled "Definitions" in the Prospectus.

SAFEKEEPING OF ASSETS -- Security Benefit is responsible for the safekeeping of the assets of the Subaccounts. These assets, which consist of shares of the Series of the Funds in non-certificated form, are held separate and apart from the assets of Security Benefit's General Account and its other separate accounts.

DISTRIBUTION OF THE CONTRACT

Security Distributors, Inc. ("SDI") is Principal Underwriter of the Contract. SDI is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The offering of the Contract is continuous.

Subject  to  arrangements  with  Security  Benefit,  the  Contract  is  sold  by
Scarborough Securities Corporation, a member of the NASD. Scarborough's representatives are licensed to sell variable annuities for Security Benefit. SDI acts as principal underwriter on behalf of Security Benefit for the distribution of the Contract. SDI is not compensated under its Distribution Agreement with Security Benefit.

The compensation payable by SDI under these arrangements may vary, but is not expected to exceed in the aggregate 0.75% of Contract Value on an annualized basis.

EXPERTS

The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries at December 31, 1998, and 1997 and for each of the three years in the period ended December 31, 1998, appearing in this Statement of Additional Information have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing on page 6 herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

PERFORMANCE INFORMATION

Performance information for the Subaccounts, including the yield and total return, may appear in advertisements, reports, and promotional literature provided to current or prospective Participants.

Quotations of yield for the Subaccounts will be based on all investment income per Accumulation Unit earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of the Accumulation Unit on the last day of the period, according to the following formula:

                           YIELD = 2[(a-b + 1)^6 - 1]
                                      ---
                                      cd

where a = net  investment   income  earned  during  the  period  by  the  Series
          attributable to shares owned by the Subaccount,

      b = expenses accrued for the period (net of any reimbursements),

      c = the average daily number of Accumulation Units outstanding during the period that were entitled to receive dividends, and

      d = the maximum offering price per Accumulation Unit on the last day of the period.

Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the Contract over a period of one, five and ten years (or, if less, up to the life of the Subaccount, calculated pursuant to the following formula: P(1 + T)^n = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). Quotations of total return may simultaneously be shown for other periods and will include total return for periods beginning prior to availability of the Contract. Such total return figures are based upon the performance of the respective Series of the Funds, adjusted to reflect the charges imposed under the Contract. Average annual total return figures reflect the deduction of the mortality and expense risk and administration charges.

Quotations of total return for any Subaccount will be based on a hypothetical investment in an Account over a certain period and will be computed by subtracting the initial value of the investment from the ending value and dividing the remainder by the initial value of the investment. Such quotations of total return will reflect the deduction of all applicable charges.

Performance  information  for a  Subaccount  may be  compared,  in  reports  and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donoghue Money Market Institutional Averages, the Lehman Brothers Government Corporate Index, the Morgan Stanley Capital International's EAFE Index or other indices that measure performance of a pertinent group of securities so that investors may compare a Subaccount's results with those of a group of securities widely regarded by investors as representative of the securities markets in general or representative of a particular type of security; (ii) other variable annuity separate accounts, insurance products funds, or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by The Variable Annuity Research and Data Service ("VARDS"), an independent service which monitors and ranks the performance of variable annuity issues by investment objectives on an industry-wide basis or tracked by other services, companies, publications or persons who rank such investment companies on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for any Subaccount reflects only the performance of a hypothetical investment in the Contract under which the Participant's Contract Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Series of the Funds in which the Subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Reports and promotional  literature may also contain other information including
(i) the ranking of any Subaccount derived from rankings of variable annuity separate accounts, insurance products funds, or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria, and (ii) the effect of a tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis.

FINANCIAL STATEMENTS

The consolidated balance sheets of Security Benefit Life Insurance Company and Subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, changes in stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998, are set forth herein, starting on page 5.

The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of Security Benefit to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                     PART C

                                OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

          a.  Financial Statements

               The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998 are incorporated herein by reference to the financial statements filed with the T. Rowe Price Variable Annuity Account's Post-Effective Amendment No. 9 under the Securities Act of 1933 (No. 33-83238) and Amendment No. 10 under the Investment Company Act of 1940 (No. 811-8724) to the Registration Statement (April 23, 1999).

          b.   Exhibits

                (1) Resolution of the Board of Directors of Security Benefit Life Insurance Company authorizing establishment of the Separate Account
                (2)  Not Applicable
                (3)  (a)  Service Facilities Agreement(a)
                     (b)  Master Agreement(b)
                     (c)  Distribution Agreement(b)
                (4)  Group Unallocated Policy Form (GV6059 (1-99))
                (5)  Form of Application (GV7624 (6-99))
                (6)  (a)  Composite of Articles of Incorporation of SBL(a)
                     (b)  Bylaws of SBL(a)
                (7)  Not Applicable
                (8)  Not Applicable
                (9)  Opinion of Counsel
               (10)  Consent of Independent Auditors
               (11)  Not Applicable
               (12)  Not Applicable
               (13)  Not Applicable
               (14)  Not Applicable
               (15)  Powers  of  Attorney  of  Howard  R.   Fricke,   Thomas  R.
                     Clevenger, Sister Loretto Marie Colwell, John C. Dicus, Steven J. Douglass, William W. Hanna, John E. Hayes, Jr., Laird G. Noller, and Robert C. Wheeler

(a) Incorporated herein by reference to the Exhibits filed with the Variflex Separate Account's Post-Effective Amendment No. 20 under the Securities Act of 1933 and Amendment No. 19 under the Investment Company Act of 1940 to Registration Statement No. 2-89328 (November 1, 1998).

(b)  To be filed by amendment.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

          NAME AND PRINCIPAL
           BUSINESS ADDRESS               POSITIONS AND OFFICES WITH DEPOSITOR

          Howard R. Fricke*               Chairman of the Board, Chief Executive
                                          Officer and Director

          Thomas R. Clevenger             Director
          P.O. Box 8514
          Wichita, Kansas 67208

          Sister Loretto Marie Colwell    Director
          1700 SW 7th Street
          Topeka, Kansas 66606

          John C. Dicus                   Director
          700 Kansas Avenue
          Topeka, Kansas 66603

          Steven J. Douglass              Director
          3231 East 6th Street
          Topeka, Kansas 66607

          William W. Hanna                Director
          P.O. Box 2256
          Wichita, Kansas 67201

          John E. Hayes, Jr.              Director
          200 Gulf Blvd.
          Belleair, Florida 33786

          Laird G. Noller                 Director
          645 Massachusetts, Ste. 300
          Lawrence, Kansas 66044

          Frank C. Sabatini               Director
          120 SW 6th Street
          Topeka, Kansas 66603

          Robert C. Wheeler               Director
          P.O. Box 148
          Topeka, Kansas 66601

          Kris A. Robbins*                President and Chief Operating Officer

          Donald J. Schepker*             Senior Vice President, Chief Financial
                                          Officer and Treasurer

          Roger K. Viola*                 Senior Vice President, General Counsel
                                          and Secretary

          Malcolm E. Robinson*            Senior Vice President and Assistant to
                                          the Chairman and

                                          CEO

          Richard K Ryan*                 Senior Vice President

          John D. Cleland*                Senior Vice President

          Terry A. Milberger*             Senior Vice President

          Venette K. Davis*               Senior Vice President

          J. Craig Anderson*              Senior Vice President

          Gregory J. Garvin*              Senior Vice President

          James R. Schmank*               Senior Vice President

          Amy J. Lee*                     Associate General Counsel, Vice
                                          President and Assistant Secretary

          Thomas A. Swank*                Senior Vice President and
                                          Chief Investment Officer

          *Located at 700 Harrison Street, Topeka, Kansas 66636.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

          The Depositor, Security Benefit Life Insurance Company ("SBL" or "the Company"), is owned by Security Benefit Corp. through the ownership of 700,000 of SBL's 700,010 issued and outstanding shares of common stock. One share of SBL's issued and outstanding common stock is owned by each director of SBL, in accordance with the requirements of Kansas law. Security Benefit Corp. is wholly-owned by Security Benefit Mutual Holding Company ("SBMHC"), which in turn is controlled by SBL policyholders. No one person holds more than approximately 0.0004% of the voting power of SBMHC. The Registrant is a segregated asset account of SBL.

          The following chart indicates the persons controlled by or under common control with Variable Annuity Account XI or SBL:

                                                                                   PERCENT OF VOTING
                                                          JURISDICTION OF      SECURITIES OWNED BY SBMHC
                                    NAME                   INCORPORATION       (DIRECTLY OR INDIRECTLY)

          Security Benefit Mutual Holding Company              Kansas                    ---
          (Holding Company)

          Security Benefit Corp. (Holding Company)             Kansas                    100%

          Security Benefit Life Insurance Company              Kansas                    100%
          (Stock Life Insurance Company)

          Security Benefit Group, Inc.                         Kansas                    100%
          (Holding Company)

          Security Management Company, LLC                     Kansas                    100%
          (Mutual Funds Management Company)

          Security Distributors, Inc. (Broker/Dealer,          Kansas                    100%
          Principal Underwriter of Mutual Funds)

          First Advantage Insurance Agency, Inc.               Kansas                    100%
          (Insurance Agency)

          Security Benefit Academy, Inc.                       Kansas                    100%
          (Daycare Company)

          Security Retirement Plans, Inc.                      Kansas                    100%
          (Financial Services)

          First Security Benefit Life Insurance               New York                   100%
          and Annuity Company of New York

          SBL is also the depositor of the following separate accounts: SBL Variable Annuity Accounts I, III, IV and X, SBL Variable Life Insurance Account Varilife, Security Varilife Separate Account, SBL Variable Annuity Account VIII (Variflex LS), SBL Variable Annuity Account VIII (Variflex Signature), Variflex Separate Account, T. Rowe Price Variable Annuity Account and Parkstone Variable Annuity Separate Account.

          Through the above-referenced separate accounts, SBL might be deemed to control the open-end management investment companies listed below. The approximate percentage of ownership by the separate accounts for each company is as follows:

                 Security Growth and Income Fund.........  39.4%
                 SBL Fund................................ 100.0%
                 Security Ultra Fund.....................  32.0%

ITEM 27.  NUMBER OF CONTRACTOWNERS

          As of July 30, 1999, there were no owners of the contract issued under Variable Annuity Account XI.

ITEM 28.  INDEMNIFICATION

          The bylaws of Security Benefit Life Insurance Company provide that the Company shall, to the extent authorized by the laws of the State of Kansas, indemnify officers and directors for certain liabilities threatened or incurred in connection with such person's capacity as director or officer.

          The Articles of Incorporation include the following provision:

                (a) No  director  of the  Corporation  shall  be  liable  to the
             Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, PROVIDED that nothing contained in this Article shall eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under the provisions of K.S.A. 17-6424 and amendments thereto, or (d) for any transaction from which the director derived an improper personal benefit. If the General Corporation Code of the State of Kansas is amended after the filing of these Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Code of the State of Kansas, as so amended.

                (b) Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

          Insofar as indemnification for a liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

          (a) Security Distributors, Inc. ("SDI"), a subsidiary of SBL, acts as distributor of the Contract issued under Variable Annuity Account
               XI. SDI receives no compensation for its distribution function. SDI performs similar functions for SBL Variable Annuity Accounts I, III, IV and X, SBL Variable Life Insurance Account Varilife, Security Varilife Separate Account, SBL Variable Annuity Account VIII (Variflex LS and Variflex Signature), and Parkstone Variable Annuity Separate Account. SDI also acts as principal underwriter for the following management investment companies for which Security Management Company, LLC, an affiliate of SBL, acts as investment adviser: Security Equity Fund, Security Income Fund, Security Growth and Income Fund, Security Municipal Bond Fund and Security Ultra Fund.

          (b)  NAME AND PRINCIPAL            POSITION AND OFFICES
               BUSINESS ADDRESS*               WITH UNDERWRITER

               Richard K Ryan                President and Director
               John D. Cleland               Vice President and Director
               James R. Schmank              Vice President and Director
               Mark E. Young                 Vice President and Director
               Amy J. Lee                    Secretary
               Brenda M. Harwood             Treasurer and Director
               William G. Mancuso            Regional Vice President

               *700 Harrison, Topeka, Kansas 66636-0001

          (c)  Not applicable.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

          All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by SBL at its administrative offices--700 Harrison, Topeka, Kansas 66636-0001.

ITEM 31.  MANAGEMENT SERVICES

          All management contracts are discussed in Part A or Part B.

ITEM 32.  UNDERTAKINGS

          (a)  Registrant   undertakes  that  it  will  file  a   post-effective
               amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than sixteen (16) months old for so long as payments under the Variable Annuity contracts may be accepted.

          (b) Registrant undertakes that it will include as part of the Variable Annuity contract application a space that an applicant can check to request a Statement of Additional Information.

          (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to SBL at the address or phone number listed in the prospectus.

          (d) Depositor represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Topeka, State of Kansas on this 30th day of July, 1999.

SIGNATURES AND TITLES

Howard R. Fricke                 SECURITY BENEFIT LIFE INSURANCE COMPANY
Director, Chairman of            (The Depositor)
the Board and Chief
Executive Officer
                                 By:  ROGER K. VIOLA
                                    --------------------------------------------
Thomas R. Clevenger                 Roger K. Viola, Senior Vice President,
Director                            General Counsel and Secretary as
                                    Attorney-In-Fact for the Officers and
                                    Directors Whose Names Appear Opposite
Sister Loretto Marie Colwell
Director
                                 VARIABLE ANNUITY ACCOUNT XI
                                 (The Registrant)
John C. Dicus
Director
                                 By:  SECURITY BENEFIT LIFE INSURANCE COMPANY
                                      (The Depositor)
Steven J. Douglass
Director
                                 By:  HOWARD R. FRICKE
                                    --------------------------------------------
William W. Hanna                    Howard R. Fricke, Chairman of the Board
Director                            and Chief Executive Officer


John E. Hayes, Jr.               By:  DONALD J. SCHEPKER
Director                            --------------------------------------------
                                    Donald J. Schepker, Senior Vice President,
                                    Chief Financial Officer and Treasurer
Laird G. Noller
Director
                                 (ATTEST):  ROGER K. VIOLA
                                          --------------------------------------
Robert C. Wheeler                         Roger K. Viola, Senior Vice President,
Director                                  General Counsel and Secretary

                                 Date:  July 30, 1999

                                  EXHIBIT INDEX

 (1) Resolution of the Board of Directors of Security Benefit Life Insurance Company authorizing establishment of Separate Account

 (2)  None

 (3)  (a)  None
      (b)  None
      (c)  None

 (4)  Group Unallocated Policy Form (GV6059 (1-99))

 (5)  Form of Application (GV7624 (6-99))

 (6)  (a)  None
      (b)  None

 (7)  None

 (8)  None

 (9)  Opinion of Counsel

(10)  Consent of Independent Auditors

(11)  None

(12)  None

(13)  None

(14)  None

(15)  Powers of Attorney